August 13, 2024

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:   Ruairi Regan

Re:	SilverBox Corp IV

Registration Statement on Form S-1, as amended

File No. 333-280315

Dear Mr. Regan:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of SilverBox Corp IV that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on Thursday, August 15, 2024, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we expect to distribute approximately 1,000 copies of the Preliminary Prospectus dated August 9, 2024 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement in Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follow]

Very truly yours,

SANTANDER US CAPITAL MARKETS LLC

By:	/s/ Ryan Kelly
Name: Ryan Kelly
Title: Managing Director

By:	/s/ Niron Stabinsky
Name: Niron Stabinsky
Title: Managing Director

As Representative of the several underwriters

cc:	Ilir Mujalovic, Allen Overy Shearman Sterling US LLP
Bill Nelson, Allen Overy Shearman Sterling US LLP

[Signature Page to Acceleration Request Letter]